Exhibit 99.3

LI BANG INTERNATIONAL CORPORATION INC.

(the “Company”)

P R O X Y

I/We ___ of _________, the holder of ________________ Class A ordinary shares and ________________ Class B ordinary shares1 in the Company, hereby appoint the Chairperson of the Annual General Meeting2 or ______________________ of _________________________ as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Annual General Meeting of the Company to be held on December 30, 2025, and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	PROPOSALS	FOR	AGAINST	ABSTAIN

1.	As an ordinary resolution, to re-appoint Feng Huang as a director of the Company to serve on the Company’s board of directors (the “Board”) until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

	As an ordinary resolution, to re-appoint Funa Li as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

	As an ordinary resolution, to re-appoint Lianyong Song as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

	As an ordinary resolution, to re-appoint Liqi Xi as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

	As an ordinary resolution, to re-appoint Libing Yan as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

2.	As ordinary resolutions, to re-appoint Wei, Wei & Co., LLP (“Wei Wei”), as the independent registered public accounting firm of the Company for the fiscal year ended June 30, 2026; to ratify the appointment of Wei Wei as the independent registered public accounting firm of the Company for the fiscal year ended June 30, 2025; and to authorize the board of directors of the Company (the “Board of Directors”) to determine their compensation.	☐	☐	☐

3.	As special resolutions, to approve that:	☐	☐	☐

(a) the Company effect one or more consolidations (each a “Share Consolidation”) of its issued and unissued share capital, which consists of the Class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and the Class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”), each at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-five thousand (5,000) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date of each Share Consolidation to be determined by the Board of Directors in its sole discretion within two (2) years after the date of passing of this resolution, provided that the cumulative consolidation ratio for all such Share Consolidations shall not exceed one (1)-for-five thousand (5,000), be and is hereby approved;

(b) the rounding up of any fractional shares resulting from the Share Consolidation to the next whole ordinary share be and is hereby approved; and

	(c)	any director or officer of the Company be and is hereby authorized to perform all such acts and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

4.	As a special resolution, subject to Proposal 3 being passed, to approve that, conditional upon the determination of the exact consolidation ratio and with effect from the effective date of the first Share Consolidation, the authorized share capital of the Company be increased from US$50,000 to such amount up to US$1,750,000,000, as a result from the creation of up to an additional 3,149,910,000 Class A Ordinary Shares, such that there shall be a total of 3,150,000,000 Class A ordinary shares in the Company’s authorized share capital, each with a par value equal to that applicable upon effectiveness of the first Share Consolidation (the “First Post-Consolidation Par Value”) and that following such share capital increase, the authorized share capital of the Company shall be divided into (i) 3,150,000,000 Class A ordinary shares and (ii) such number of Class B ordinary shares in the authorized share capital resulting from the first Share Consolidation, each with the First Post-Consolidation Par Value (the “Increase of Authorized Share Capital” and such proposal, the “Increase of Authorized Share Capital Proposal”).		☐	☐	☐

5.	As special resolutions, subject to Proposal 3 being passed, to approve that:		☐	☐	☐

	(a)	the existing amended and restated memorandum and articles of association of the Company be and is hereby amended and restated to reflect the Share Consolidation and the Increase of Authorized Share Capital by adopting the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A”) in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(b) any director or officer of the Company be and is hereby authorized to perform all such acts and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Second Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Second Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the board resolutions to be passed by the Board of Directors, with the Cayman Islands General Registry (the “Cayman Registrar”), and any further relevant filings with the Cayman Registrar as may be required to effect the Second Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation and the Increase of Authorized Share Capital Proposal.

6.	As an ordinary resolution, to approve the 2025 Share Incentive Plan of the Company.	☐	☐	☐

7.	As an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the Proposals 1 – 6.	☐	☐	☐

[1]	Please insert the number of Class A ordinary shares and/or Class B ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). If no direction is made, this proxy will be voted FOR the proposals described above.

[2]	If any proxy other than the Chairperson of the Annual General Meeting is preferred, strike out the words “the Chairperson of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR”. If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN”.

Dated _______________, 2025

Signature(s)4_______________

Signature of Joint Shareholder (if any)4 _______________

IMPORTANT: In order to be valid, your valid voting instructions and this proxy must be received not less than 48 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof.

TO VOTE ONLINE: Go to <www.Transhare.com> and click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com.

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616.

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

United States of America

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, if the appointor is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

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